Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 29,	March 30,
	2013	2012
	(In millions, except ratios)
Earnings:
Income from continuing operations	$391.4	$419.8
Plus: Income taxes	166.8	206.0
Fixed charges	87.9	90.4
Amortization of capitalized interest	0.1	0.1
Less: Interest capitalized during the period	(0.3)	—
Undistributed earnings in equity investments	—	—

	$645.9	$716.3

Fixed Charges:
Interest expense	$83.1	$85.9
Plus: Interest capitalized during the period	0.3	—
Interest portion of rental expense	4.5	4.5

	$87.9	$90.4

Ratio of Earnings to Fixed Charges	7.35	7.92